Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the consolidated financial statements and financial statement schedule of Dominion Resources, Inc. (which report on the consolidated financial statements expressed an unqualified opinion and included an explanatory paragraph as to changes in accounting principles in 2003 for asset retirement obligations, contracts involved in energy trading, derivative contracts not held for trading purposes, derivative contracts with a price adjustment feature, the consolidation of variable interest entities, and guarantees) and management's report on the effectiveness of internal control over financial reporting dated February 28, 2005, appearing in the Annual Report on Form 10-K of Dominion Resources, Inc. for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Richmond, Virginia
December 19, 2005